Exhibit 1

Ellomay Capital Announces 2011 Annual Meeting of Shareholders

Tel-Aviv, Israel, November 15, 2011 – Ellomay Capital Ltd. (NYSE Amex: ELLO) (“Ellomay” or the “Company”), announced today that it will hold its annual general meeting of shareholders on December 20, 2011 at 11:00 a.m., Israel time, at Ellomay’s offices located at 9 Rothschild Boulevard, 2nd Floor, Tel-Aviv 66881, Israel.

The agenda of the shareholders’ meeting will be as follows:

1.	Election of Shlomo Nehama, Ran Fridrich, Hemi Raphael, Anita Leviant and Oded Akselrod as directors;

2.	Election of Mordechai Bignitz as external director, replacing Alon Lumbroso;

3.	Approval of terms of service of the external director;

4.
Appointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company, in place of the Company’s current independent auditors, for the fiscal year ending December 31, 2011 and until the next annual meeting of the Company’s shareholders, and authorization of the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services;

5.	Extension of the Management Services Agreement among the Company, Meisaf Blue & White Holdings Ltd. and Kanir Joint Investments (2005) Limited Partnership for an additional three-year period; and

6.	Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2010.

Shareholders of record as of the close of business on November 21, 2011 will be entitled to vote at the shareholders’ meeting. Ellomay plans to mail a proxy statement that describes the proposals to be considered at the shareholders’ meeting and a proxy card on or about November 22, 2011. The proxy statement will also be furnished to the Securities and Exchange Commission on Form 6-K, which will be available in the “SEC Filings” section of Ellomay’s website at www.ellomay.com.

About Ellomay Capital

Ellomay Capital Ltd. is an Israeli company that invests in the energy and infrastructure fields, primarily in Italy and in Israel. The Company’s assets include several photovoltaic plants located in the Marche and Puglia Regions in Italy, holdings in the Dorad power plant located in Ashkelon, Israel and contracts to acquire rights in several gas and oil exploration licenses in the Mediterranean sea.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements.  The use of certain words, including the words “plan,” “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1108
Email: kaliaw@ellomay.com